Exhibit 12

Genworth Financial, Inc.

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Three months ended March 31, 2017	Years ended December 31,
		2016	2015	2014	2013	2012
Income (loss) from continuing operations before income taxes and accounting changes	$332	$320	$(15)	$(1,299)	$993	$645
Less: income attributable to noncontrolling interests before income taxes	83	289	259	262	210	270

Income (loss) from continuing operations before income taxes and accounting changes and excluding income attributable to noncontrolling interests	$249	$31	$(274)	$(1,561)	$783	$375

Fixed charges included in income (loss) from continuing operations:
Interest expense	$59	$324	$407	$418	$440	$422
Interest portion of rental expense	1	6	6	8	8	9

Subtotal	60	330	413	426	448	431
Interest credited to investment contractholders	167	696	720	737	738	775

Total fixed charges from continuing operations	$227	$1,026	$1,133	$1,163	$1,186	$1,206

Income (loss) from continuing operations available for fixed charges (including interest credited to investment contractholders)	$476	$1,057	$859	$(398)	$1,969	$1,581

Ratio of income (loss) from continuing operations available for fixed charges to fixed charges from continuing operations (including interest credited to investment contractholders)	2.10	1.03	0.76	(0.34)	1.66	1.31

Income (loss) from continuing operations available for fixed charges (excluding interest credited to investment contractholders)	$309	$361	$139	$(1,135)	$1,231	$806

Ratio of income (loss) from continuing operations available for fixed charges to fixed charges from continuing operations (excluding interest credited to investment contractholders)	5.15	1.09	0.34	(2.66)	2.75	1.87

For the years ended December 31, 2015 and 2014, our deficiency in income necessary to cover fixed charges was $274 million and $1,561 million, respectively.